

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of November 30, 2025

The principal balances and results accumulated for the period ending November 2025 (amounts in millions of Chilean pesos).

<table>
<tr><td colspan="2">SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION</td></tr>
</table>

Principal assets	MCh$
Cash and deposits in banks	2,079,572
Loans and accounts receivables from customers and banks, net	39,561,859
Loans and accounts receivables from customers at fair value, net	270,813
Financial instruments	9,429,112
Financial derivative contracts	10,732,577
Other asset ítems	5,939,822
Total assets	**68,013,755**

Principal liabilities	MCh$
Deposits and other demand liabilities	13,435,007
Time deposits and other time liabilities	16,971,409
Issued debt and regulatory capital instruments	10,370,037
Financial derivative contracts	11,054,997
Other liabilities ítems	11,392,256
Total equity	4,790,049
Total liabilities and Equity	**68,013,755**

Equity attributable to:	
Equity holders of the Bank	4,672,287
Non-controlling interest	117,762

<table>
<tr><td colspan="2">SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD</td></tr>
</table>

Operational results	MCh$
Net interest income	1,835,980
Net fee and commission income	537,522
Result from financial operations	253,378
Total operating income	**2,626,880**
Provision for loan losses	(524,072)
Support expenses	(858,593)
Other results	(82,381)
Income before tax	**1,161,834**
Income tax expense	(184,907)
Net income for the period	**976,927**

Attributable to:	
Equity holders of the Bank	962,588
Non-controlling interest	14,339

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ANDRES TRAUTMANN B.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Noviembre de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Noviembre de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.079.572
Créditos y cuentas por cobrar a clientes y bancos	39.561.859
Créditos y cuentas por cobrar a clientes a valor razonable	270.813
Instrumentos financieros	9.429.112
Contratos de derivados financieros	10.732.577
Otros rubros del activo	5.939.822
Total Activos	**68.013.755**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.435.007
Depósitos y otras captaciones a plazo	16.971.409
Instrumentos de deuda y capital regulatorio emitidos	10.370.037
Contratos de derivados financieros	11.054.997
Otros rubros del pasivo	11.392.256
Total patrimonio	4.790.049
Total Pasivos y Patrimonio	**68.013.755**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.672.287
Interés no controlador	117.762

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	1.835.980
Ingresos netos de comisiones	537.522
Resultado de operaciones financieras	253.378
Total ingresos operacionales	**2.626.880**
Gasto de pérdidas crediticias	(524.072)
Gastos de apoyo	(858.593)
Otros resultados	(82.381)
Resultado antes de impuesto	**1.161.834**
Impuesto a la renta	(184.907)
Utilidad consolidada del periodo	**976.927**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	962.588
Interés no controlador	14.339

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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